Exhibit 99.2

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on Sep 10, 2008 at 9:00 a.m. (Taiwan time).

I.      SHAREHOLDER ADOPTION OF THE COMPANY’S 2007 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2007 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2007. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2007 Himax Annual Report which is available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp).

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.    RETIREMENT AND RE-ELECTION OF JUNG-CHUN LIN AS A DIRECTOR

Jung-Chun Lin will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as a Director of Himax.  A retiring Director shall be eligible for re-election.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display since July 2004 and a director of Himax Analogic since July 2007. Mr. Lin also serves as a director, senior vice president, chief financial officer and chief accounting officer of CMO and a senior vice president of Chi Mei Corporation. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Jung-Chun Lin as a director of Himax.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly.  Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will be voted for the (1) adoption of Himax’s 2007 Audited Accounts and Financial Reports and (2) re-election of Mr. Jung-Chun Lin as a Director.

Himax Technologies, Inc.
By:
	Name:	Jordan Wu
	Title:	Director